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Exhibit 99.2

 DRAGONWAVE INC.
NOTICE OF 2014 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2014 annual general and special meeting of shareholders (the "Meeting") of DragonWave Inc. ("DragonWave" or the "Corporation") will be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Friday, June 20, 2014 at 10:00 a.m. (EDT), for the following purposes:

1.
to receive the annual audited financial statements of the Corporation as at and for the fiscal year ended February 28, 2014 and the auditors' report thereon;

2.
to elect directors for the ensuing year;

3.
to reappoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year at remuneration to be fixed by the Board of Directors of the Corporation;

4.
to consider and, if deemed appropriate, to pass a resolution, the full text of which is reproduced as Appendix A to the accompanying Management Information Circular ("Circular"), adopting a new Share Based Compensation Plan to replace the current Sixth Amended and Restated Key Employee Stock Option Plan; and

5.
to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on May 9, 2014 as the "record date" for determining the Corporation's shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on June 18, 2014, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation's transfer agent, unless otherwise determined by the Chair of the Meeting in the Chair's sole discretion.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular. The Circular is deemed to be incorporated by reference in and to form part of this notice.

By Order of the Board of Directors
Claude Haw Chair, Board of Directors of DragonWave Inc. May 23, 2014

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  Exhibit 99.2
DRAGONWAVE INC. NOTICE OF 2014 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS